SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          -----------------------

                                SCHEDULE 13D
                               (RULE 13d-101)

                             (AMENDMENT NO. 1)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                     Nanophase Technologies Corporation
                              (Name of Issuer)

                    Common Stock, no par value per share
                       (Title of Class of Securities)

                                 630079101
                               (CUSIP Number)

                              Rachel M. Pernia
                       Vice President and Controller
                        Harris & Harris Group, Inc.
                           One Rockefeller Plaza
                                 Suite 1430
                          New York, New York 10020
                               (212) 332-3600
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                          Daniel E. Stoller, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                              October 5, 1998
          (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [x]




CUSIP No.  630079101

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Harris & Harris Group, Inc.
            13-3119827

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) ____
                                                            (b) ____

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

            WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSU ANT TO ITEMS 2(d) or 2(e)
                                -----

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

       7.   SOLE VOTING POWER             730,916 shares

       8.   SHARED VOTING POWER           0 shares

       9.   SOLE DISPOSITIVE POWER        730,916 shares

      10.   SHARED DISPOSITIVE POWER      0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            730,916 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.9 %

14.   TYPE OF REPORTING PERSON

            CO




            This statement amends and supplements the Schedule 13D relating to the beneficial ownership of common stock, no par value per share, of Nanophase Technologies Corporation, a corporation originally incorporated in Illinois and reincorporated in Delaware (the "Issuer"), filed by Harris & Harris Group, Inc., a New York corporation ("Harris & Harris"). Except as disclosed herein there has been no change in the information previously reported on Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

            Item 4 of this Schedule 13D is hereby amended as follows:

            Harris & Harris, which previously expressed concerns in this
Item 4 regarding the Issuer's senior management, views as a very positive development the fact that Joseph Cross has joined the Issuer as President and Chief Operating Officer and as a member of the Issuer's Board of Directors. Harris & Harris also is pleased that the Issuer's Chief Executive Officer stated in a press release, dated October 5, 1998, that Joseph Cross joined the Issuer as part of the Issuer's succession plan.


                                 SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the entity set forth below, such entity certifies that the information set forth in this Statement is true, complete, and correct.

October 7, 1998

                              HARRIS & HARRIS GROUP, INC.


                              By: /s/ Rachel M. Pernia
                                  ---------------------------
                                  Rachel M. Pernia
                                  Vice President and Controller